UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA has resolved not to pay out the sum corresponding to the interim dividend against the financial year 2013 which, according to the Bank’s usual calendar, would be payable in January 2014, and to increase the shareholder remuneration payable in April 2014 to 17 euro-cents per share, using the remuneration scheme called Dividend Option.

Going forward, BBVA intends to substitute the current shareholder pay-out policy with a policy to pay the full amount of the dividends in cash and in line with the performance of Group earnings, with the final aim of an annual pay-out of between 35% and 40% of the profits obtained in each financial year.

This policy would be applied progressively, such that in 2014 two cash pay-outs will be combined with two option dividends.

Madrid, October 25, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 25, 2013	By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Head of Global Accounting & Information Management Department